Exhibit 99.1
Linktone Ltd. Schedules Annual General Meeting of Shareholders for October 19, 2009
BEIJING, China, September 23, 2009 — Linktone Ltd. (NASDAQ: LTON) (the “Company”), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced that it will hold its 2009 Annual General Meeting of Shareholders (“AGM”) on Monday, October 19, 2009, at 10:00 a.m. Beijing Time. The AGM will be held at its Beijing office located at 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China. Shareholders of record at the close of business on September 17, 2009 will receive the meeting notice and the proxy voting card. The Company will make the meeting notice, the proxy statement and the Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”) available online at http://www.linktone.com/corporate_governance/AGM.jsp. The Annual Report was previously filed with the U.S. Securities and Exchange Commission. Hard copies of the Annual Report are available upon request to shareholders free of charge. To request a copy of the Annual Report, please contact Serena Shi at serena@linktone.com or 86-10-6539-6802.
About Linktone Ltd.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
For more information, please contact:

Investor Relations
Serena Shi	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-10-6539-6802	Tel: 212-481-2050
Email: serena.shi@linktone.com	Email: brandi@thepiacentegroup.com